MITA

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Sales	
4100 Food Sales	4,875.00
4200 Liquor Sales	1,927.00
4800 Other Operating Income	1,686.86
4900 Refunds/ Chargebacks	-338.32
Total 4000 Sales	**8,150.54**
Total Income	**$8,150.54**
Cost of Goods Sold	
50000 Cost of Goods Sold	15,397.93
5100 Food Cost	5,081.55
5400 Wine Cost	0.00
5600 Paper and Packaging	0.05
Total 50000 Cost of Goods Sold	**20,479.53**
Total Cost of Goods Sold	**$20,479.53**
GROSS PROFIT	**$ -12,328.99**
Expenses	
6000 Labor	
6001 Labor Expense	
6100 Management Salaries and Wages	1,730.76
6200 Staff Salaries and Wages	-1,730.76
Total 6001 Labor Expense	**0.00**
6300 Employee Benefits	
6310 Payroll Taxes	-374.10
6311 FICA/SS	179.70
6312 Medicare	42.03
6313 FUTA	24.33
6314 SUTA	128.04
Total 6310 Payroll Taxes	**0.00**
6346 Worker's Compensation	265.58
Total 6300 Employee Benefits	**265.58**
Total 6000 Labor	**265.58**
7100 Direct Operating Expenses	
7120 Cleaning	44.46
7135 Flowers & Decoration	1,310.21
7155 Kitchen Utensils and Supplies	82.49
7156 Restaurant Supplies	1,903.03
7175 General Supplies	7,762.74
7190 Pest Control	0.00
7199 Uniforms	2,530.03
Total 7100 Direct Operating Expenses	**13,632.96**

MITA

Profit and Loss

January - December 2023

	TOTAL
7300 Marketing	
7312 Advertising	0.00
7314 Public Relations	2,500.00
Total 7300 Marketing	**2,500.00**
7400 Utilities	
7430 Gas	0.00
Total 7400 Utilities	**0.00**
7500 General and Administrative Expe	
7502 Accounting Fees	0.00
7504 Legal & Professional Services	0.00
7506 Bank Charges	15.00
7508 Cash (Over) / Short	-338.32
7518 Credit Card Fees	0.00
7526 Insurance-Liability and General	2,296.88
7528 Taxes & Licenses	3,205.70
7532 Office Expenses	76.28
7551 Parking	20.99
7552 Meals & Entertainment	243.66
Total 7500 General and Administrative Expe	**5,520.19**
7600 Repairs & Maintenance	-0.10
7620 Equipment and Furniture	1,059.00
Total 7600 Repairs & Maintenance	**1,058.90**
8100 Occupancy Costs	
8110 Rent - Minimum or Fixed Amount	0.00
Total 8100 Occupancy Costs	**0.00**
Total Expenses	**$22,977.63**
NET OPERATING INCOME	**$ -35,306.62**
Other Income	
8510 Interest Income	4,526.35
Total Other Income	**$4,526.35**
Other Expenses	
8300 Depreciation Expense	140,528.00
Total Other Expenses	**$140,528.00**
NET OTHER INCOME	**$ -136,001.65**
NET INCOME	**$ -171,308.27**

MITA

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking (8667)	-6,503.76
1001 Savings (2256)	0.06
1010 EagleBank	0.00
1011 Eagle Bank CD 2750	164,526.35
1040 Petty Cash	0.00
Total Bank Accounts	**$158,022.65**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1150 Credit Card Receivable	0.00
12000 Undeposited Funds	0.00
1250 Intercompany - EME	316.68
1255 Other Receivable	174.71
1300 Inventory	-15,397.93
1310 Food Inventory	-1,659.81
1320 Liquor Inventory	4,188.57
1340 Wine Inventory	12,869.17
Supplies Inventory	0.00
Total 1300 Inventory	**0.00**
1400 Prepaid Expense	
1410 Prepaid Insurance	
1412 Prepaid GL Insurance	0.00
1414 Prepaid WC Insurance	0.00
Total 1410 Prepaid Insurance	**0.00**
1420 Prepaid Taxes & Licenses	
1425 Prepaid Licenses	0.00
Total 1420 Prepaid Taxes & Licenses	**0.00**
Total 1400 Prepaid Expense	**0.00**
1413 Prepaid Rent	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$491.39**
Total Current Assets	**$158,514.04**

	TOTAL
Fixed Assets	
1500 Fixed Assets	
1501 Leasehold Improvements	92,948.04
1550 Table & Glassware	0.00
1560 Kitchenware	0.00
Total 1500 Fixed Assets	**92,948.04**
1510 Property & Equipment	47,688.57
1540 Furniture and Fixtures	33,933.10
1575 Accumulated Depreciation	-140,528.00
Total Fixed Assets	**$34,041.71**
Other Assets	
1810 Pre-Opening Expenses	
1811 Pre-Opening Bank Fees	3,780.65
1812 Pre-Opening Decorations	5,905.36
1813 Pre-Opening General Supplies	0.00
1815 Pre-Opening Insurance	1,810.00
1816 Pre-Opening Interest	17.97
1817 Pre-Opening Kitchen Smallwares	16,442.14
1818 Pre-Opening Labor	26,717.97
1819 Pre-Opening Marketing	4,615.51
1820 Pre-Opening Menu Development	8,512.86
1821 Pre-Opening Office Expense	5,542.02
1822 Pre-Opening Professional Fees	19,524.48
1826 Pre-Opening Travel	3,435.03
1827 Pre-Opening Uniforms	0.00
1829 Pre-Opening Meals and Entertainment	76.97
Total 1810 Pre-Opening Expenses	**96,380.96**
1900 Security Deposits	14,468.00
Total Other Assets	**$110,848.96**
TOTAL ASSETS	**$303,404.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2200 Reimbursements	296.82

	TOTAL
Total Credit Cards	**$296.82**
Other Current Liabilities	
2240 Employee Tips Payable	1,384.94
2300 Sales Tax Payable	680.20
2400 Accrued Expenses	
2410 Accrued Payroll	0.00
2420 Accrued Credit Card Fees	0.00
Total 2400 Accrued Expenses	**0.00**
2520 (Event) Deposit Received	0.00
2600 Toast Lease	2,186.23
2801 Loan-Antonio Paz	30,000.00
2802 Loan-MG LLC	20,477.02
2803 Inkind Funding	25,000.00
2805 Loan-Miguel Celis	1,065.00
2810 Loan-Suyana Investments	50,000.00
District of Columbia Office of Tax and Revenue Payable	0.00
PR Liabilities	0.00
Total Other Current Liabilities	**$130,793.39**
Total Current Liabilities	**$131,090.21**
Total Liabilities	**$131,090.21**
Equity	
3000 Miguel Guerra Equity	4,420.11
3010 Miguel Guerra Contributions	0.00
3011 Miguel Guerra Distributions	-5,905.59
Total 3000 Miguel Guerra Equity	**-1,485.48**
3001 Tatiana Mora Equity	14,321.00
3012 Tatiana Mora Contributions	0.00
3013 Tatiana Mora Distributions	-6,716.75
Total 3001 Tatiana Mora Equity	**7,604.25**
3002 Suyana Investments Equity	287,504.00
3003 Jesus Moreno Ortiz Equity	12,500.00
3005 Rogelio Salvador De Jesus Equity	25,000.00
3006 Aurelio Menendez Equity	12,500.00
32000 Retained Earnings	0.00
Net Income	-171,308.27
Total Equity	**$172,314.50**
TOTAL LIABILITIES AND EQUITY	**$303,404.71**

MITA

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-171,308.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1150 Credit Card Receivable	0.00
1250 Intercompany - EME	-316.68
1255 Other Receivable	-174.71
1300 Inventory	15,397.93
1310 Inventory:Food Inventory	1,659.81
1320 Inventory:Liquor Inventory	-4,188.57
1340 Inventory:Wine Inventory	-12,869.17
1412 Prepaid Expense:Prepaid Insurance:Prepaid GL Insurance	0.00
1413 Prepaid Rent	30,000.00
1414 Prepaid Expense:Prepaid Insurance:Prepaid WC Insurance	0.00
1425 Prepaid Expense:Prepaid Taxes & Licenses:Prepaid Licenses	0.00
Inventory:Supplies Inventory	0.00
1811 Pre-Opening Expenses:Pre-Opening Bank Fees	-3,780.65
1812 Pre-Opening Expenses:Pre-Opening Decorations	-5,905.36
1813 Pre-Opening Expenses:Pre-Opening General Supplies	0.00
1815 Pre-Opening Expenses:Pre-Opening Insurance	-1,810.00
1816 Pre-Opening Expenses:Pre-Opening Interest	-17.97
1817 Pre-Opening Expenses:Pre-Opening Kitchen Smallwares	-16,442.14
1818 Pre-Opening Expenses:Pre-Opening Labor	-26,717.97
1819 Pre-Opening Expenses:Pre-Opening Marketing	-4,615.51
1820 Pre-Opening Expenses:Pre-Opening Menu Development	-8,512.86
1821 Pre-Opening Expenses:Pre-Opening Office Expense	-5,542.02
1822 Pre-Opening Expenses:Pre-Opening Professional Fees	-19,524.48
1826 Pre-Opening Expenses:Pre-Opening Travel	-3,435.03
1827 Pre-Opening Expenses:Pre-Opening Uniforms	0.00
1829 Pre-Opening Expenses:Pre-Opening Meals and Entertainment	-76.97
2100 Accounts Payable	0.00
2200 Reimbursements	296.82
2240 Employee Tips Payable	1,384.94
2300 Sales Tax Payable	680.20
2410 Accrued Expenses:Accrued Payroll	0.00
2420 Accrued Expenses:Accrued Credit Card Fees	0.00
2520 (Event) Deposit Received	0.00
2600 Toast Lease	2,186.23
2801 Loan-Antonio Paz	30,000.00
2802 Loan-MG LLC	20,477.02
2803 Inkind Funding	25,000.00
2805 Loan-Miguel Celis	1,065.00
2810 Loan-Suyana Investments	50,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**64,217.86**
Net cash provided by operating activities	**$ -107,090.41**

MITA

Statement of Cash Flows

January - December 2023

	TOTAL
INVESTING ACTIVITIES	
1501 Fixed Assets:Leasehold Improvements	-92,948.04
1510 Property & Equipment	-47,688.57
1540 Furniture and Fixtures	-33,933.10
1550 Fixed Assets:Table & Glassware	0.00
1560 Fixed Assets:Kitchenware	0.00
1575 Accumulated Depreciation	140,528.00
1900 Security Deposits	0.00
Net cash provided by investing activities	**$ -34,041.71**
FINANCING ACTIVITIES	
3000 Miguel Guerra Equity	20.23
3001 Tatiana Mora Equity	20.00
3002 Suyana Investments Equity	90,004.00
3003 Jesus Moreno Ortiz Equity	2,500.00
3005 Rogelio Salvador De Jesus Equity	25,000.00
3006 Aurelio Menendez Equity	12,500.00
3011 Miguel Guerra Equity:Miguel Guerra Distributions	-349.59
32000 Retained Earnings	-44.23
Net cash provided by financing activities	**$129,650.41**
NET CASH INCREASE FOR PERIOD	**$ -11,481.71**
Cash at beginning of period	169,504.36
CASH AT END OF PERIOD	**$158,022.65**